CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT welcomes Dr Glen Farrell to its Advisory Board

January 16th, 2012 CNW Group: CIBT Education Group Inc. (NYSE AMEX: MBA and TSX: MBA) (“CIBT Group” or the “Company”) is pleased to announce the appointment of Dr. Glen Farrell to the Company’s advisory board (the “Advisory Board”).  As a member of the Advisory Board, Dr. Farrell will assist with strategic initiatives and share his in-depth knowledge and experience in the global distance learning sector.

During the past 3 decades Dr. Farrell has held a variety of executive and strategic positions which have enabled him to contribute to the development of today’s open learning education model in Canada and internationally. He has held both administrative and academic appointments in Canada at the Universities of Saskatchewan and Victoria and was the founding President and CEO of the Open Learning Agency (OLA) in British Columbia - a comprehensive distance education organization that included the BC Open University and the Knowledge Network. As President of the OLA, he was active in organizations such as the Association of Universities and Colleges of Canada, the Council of Western Canadian University Presidents and the Association for the Tele-Education in Canada. He retired from the OLA in 1998 to establish a consulting practice that has focused on the use of learning technologies, and the management of innovative education organizations in developing countries.

Dr. Farrell has served on the governing board of Saskatchewan Tel, Royal Roads University, Pacific Rim Institute for Tourism, Elderhostel Canada and has provided consulting and project management services to such international development organizations as UNESCO, the Commonwealth of Learning, the e-Africa Commission, the World Bank and the World Health Organization as well as a variety of institutions and government ministries around the world. He is currently the chairman of the Sprott-Shaw Degree College Academic Council and continues to be active with several community organizations.

Dr. Farrell holds a B.Sc. in agriculture and an L.L.D. (Hon.) from the University of Saskatchewan as well as Master of Science and PhD degrees in adult education from the University of Wisconsin and is the author of numerous papers on the development and practice of distance education and e-learning. His research activities have included the documentation of the use of information and communication technologies in education in Canada, the Asia Pacific countries, and in all countries of Africa. He also led a team of experts that was commissioned by the Commonwealth of Learning to develop a proposal for a virtual university to serve the small states of the Commonwealth.

“We welcome Dr. Farrell to our Advisory Board joining our recently appointed Advisory Board Chairman Sir John Daniel,” commented Toby Chu, President, CEO and Vice Chairman of CIBT Group.  “Dr. Farrell has decades of leadership experience in the education sector including hands-on experience building the Open Learning Agency into a leader in distance education.  As a strategic player in the global education market, CIBT requires a wealth of experience, talents and an expansive global business network to achieve that goal.  Dr. Farrell will be able to provide connections and experience to help achieve the goal.  He will also add substantial value to our Global Learning Network education platform by utilizing his extensive experience in global distance learning.”

“The provision of education by private organizations is growing rapidly in many countries as governments struggle to meet the increasing demand for access to education at all levels” said Glen Farrell. “The CIBT Education Group, through its family of institutions, is emerging as a major player in meeting this demand through innovative applications of technology combined with a commitment to quality assurance. I am looking forward to working with President Chu and my colleagues on the Advisory Board to help the organization achieve its goals.”

About CIBT Education Group:

CIBT Education Group Inc. is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE Amex, CIBT Group owns and operates a network of business, technical and language colleges and has cooperative joint programmes in 18 countries. Its subsidiaries include Sprott-Shaw Community College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, automotive maintenance, information technology, hotel management and tourism, English language training, English teacher certification, and other career/vocational training. In addition to its wholly-owned subsidiaries, CIBT Group is the exclusive licensee for the American Hotel & Lodging Educational Institute (AHL-EI) in China and the Philippines, and the WyoTech Automotive Institute for China. CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-888-865-0901 Email: info@cibt.net

FORWARD-LOOKING STATEMENTS:
This news release contains forward-looking statements about CIBT Group and its future plans. Forward-looking statements are statements that are not historical facts. The forward-looking statements in this news release are subject to various risks, uncertainties and other factors that could cause CIBT Group’s actual results or achievements to differ materially from those expressed in or implied by forward-looking statements. With respect to the statements in this news release including, but not limited to the strategic initiatives of CIBT Group and expectations of management, these risks, uncertainties and other factors include, without limitation, uncertainty as to CIBT Group’s ability to achieve the goals and satisfy the assumptions of management; uncertainties as to the demand for the programs offered by CIBT Group; and general economic factors and other factors that may be beyond the control of CIBT Group. Forward-looking statements are based on the beliefs, opinions and expectations of the company's management at the time they are made, and CIBT Group does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

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